Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 31, 2005

Via EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

ExlService Holdings, Inc. – Amendment No. 1

Registration Statement on Form S-1 (File No. 333-121001)

Ladies and Gentlemen:

On behalf of ExlService Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2004.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Owen Pinkerton, dated December 30, 2004 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein (the “Prospectus” or Amendment No. 1, as applicable).

The Company’s responses to the Staff’s comments are as follows:

General

1.	We note your disclosures that you sold options to purchase Class A and Class B common stock to directors, officers, employees, former employees and consultants from June 2003 to July 2004. We also note your stated belief that these issuances were all exempt from registration under the Securities Act pursuant to Section 3(a)(9), Section 4(2) and Regulation D, Rule 701, and a “no-sale” theory under Section 5. Please tell us the

ExlService Holdings, Inc.

aggregate number of purchasers involved in the private placement and when the options became exercisable. For each issuance, please tell us the identity of the purchasers or class of purchasers and their relationship to the issuer, if any, the number of options granted to each such purchaser and the date of issuance. For each such issuance please tell us which exemption was relied upon and the basis for such reliance. Please provide us with your analysis of the availability of each exemption relied upon. Your analysis should include, among other things, a discussion of the facts relied upon and a discussion of the precautions that were taken to avoid having the manner in which the offering was conducted constitute a general solicitation. Also include a discussion of the facts that you relied upon in making your determination that each of these issuances was exempt under the exemption relied upon. For example, for issuances upon which you relied on Section 4(2), were investors provided with information similar to the information that would have been contained in a registration statement? Was an inquiry undertaken as to the purchasers’ sophistication and ability to bear the economic risks of the investment? Please tell us how each person or entity qualified as a “sophisticated investor” and if you believe an entity was a sophisticated investor because all of its equity owners were sophisticated investors, please identify all of those equity owners and how you determined their sophistication.

Response to Comment 1

1. Option Grants under Stock Option Plans

The options granted under the Company’s 2003 India Employee Stock Option Plan and its 2003 Stock Option Plan (together, the “Plans”) were issued pursuant to the exemption from registration provided by Rule 701 under the Securities Act. In 2003, the Company granted options to purchase an aggregate of 404,600 shares of Series B common stock to its executive officers, employees, members of its advisory board and directors of its wholly-owned subsidiary, EXL India, under the Plans as provided in the table below. All of the option recipients are based in India except for seven employees, one member of the advisory board and one director of EXL India, who are based in the United States and the United Kingdom. In 2003, the Company did not grant any options to purchase shares of common stock to its directors.

Grant Date	Number of Options	Exercise Price	Optionee
April 30, 2003	43,725	$0.24	4 Employees
April 30, 2003	5,000	$0.24	1 Director of EXL India
April 30, 2003	5,000	$0.23	1 Director of EXL India
April 30, 2003	177,375	$0.23	58 Employees
April 30, 2003	92,500	$0.23	5 Executive Officers

ExlService Holdings, Inc.

Grant Date	Number of Options	Exercise Price	Optionee
July 8, 2003	40,000	$0.24	2 Employees
September 11, 2003	5,000	$0.24	1 Employee
December 9, 2003	20,000	$0.23	1 Executive Officer
December 9, 2003	6,000	$0.23	3 Employees
December 9, 2003	10,000	$0.24	2 Members of Advisory Board

Total	404,600

In 2004, the Company granted options to purchase an aggregate of 257,100 shares of Series B common stock to its executive officers, employees and members of its advisory board under the Plans as provided in the table below. All of the option recipients are based in India, except for three executive officers and employees and one member of the advisory board who are based in the United States. In 2004, the Company did not grant any options to purchase shares of common stock to its directors.

Grant Date	Number of Options	Exercise Price	Optionee
February 5, 2004	12,000	$7.50	2 Employees
February 5, 2004	30,000	$7.50	1 Executive Officer
April 13, 2004	22,000	$10.00	1 Executive Officer
April 13, 2004	12,100	$10.00	2 Employees
April 20, 2004	30,000	$10.00	1 Executive Officer
June 18, 2004	2,500	$18.00	1 Executive Officer
June 18, 2004	44,000	$18.00	45 Employees
June 18, 2004	5,000	$18.00	1 Member of Advisory Board
October 25, 2004	6,500	$23.75	4 Employees
December 6, 2004	80,000	$23.75	1 Executive Officer
December 18, 2004	13,000	$23.75	8 Employees

Total	257,100

All options are subject to a vesting schedule set forth in the Plans in which 25% of the options granted on a given date vest on the first, second, third and fourth anniversaries of that date, respectively.

The Company granted all of the options to purchase shares of Series B common stock described above without registration under the Securities Act in reliance on the exemption from registration provided pursuant to Rule 701 under the Securities Act. The Company is eligible to rely on the exemption provided pursuant to Rule 701 because it is not subject to the reporting requirements of the Exchange Act and is not

ExlService Holdings, Inc.

required to be registered under the Investment Company Act of 1940. Each option grant was made either to an executive officer or employee (who was employed by or providing services to the Company at the time the options were granted) or to a member of the Company’s advisory board (who was a natural person providing bona fide services to the Company that were not in connection with the offer or sale of securities in a capital-raising transaction and did not directly or indirectly promote or maintain a market for the Company’s common stock). All option grants were made under the Plans, both of which are compensatory benefit plans for purposes of Rule 701. In addition, the aggregate exercise price of options granted during any consecutive 12-month period did not exceed 15% of the total assets of the Company, measured at the Company’s most recent balance sheet date. For example, the options to purchase 257,100 shares that the Company had granted during the twelve months ended December 31, 2004 had an aggregate exercise price of $4,246,125, which is 8.6% of the $49,225,261 that the Company reported as total assets at September 30, 2004. Similarly, the options to purchase 404,600 shares that the Company had granted during the twelve months ended December 31, 2003 had an aggregate exercise price of $94,045, which is 0.4% of the $21,877,194 that the Company reported as total assets at December 31, 2003. Furthermore, the aggregate exercise price of the options sold over any consecutive 12-month period never exceeded $5 million. Finally, pursuant to Rule 701, the Company delivered to each grantee a copy of the Plan documentation. Under these circumstances, we believe that the issuances of securities described above are exempt from registration by virtue of Rule 701. The Company has supplementally provided the Staff under separate cover letter with a copy of its 2003 Stock Option Plan and its 2003 India Employee Stock Option Plan. The Company respectfully requests that the materials so provided separately to the Staff be treated as supplemental information under Rule 418 under the Securities Act, and be returned by the Staff upon completion of its review.

2. Other Stock Option Grant

On July 1, 2004, the Company granted options to purchase an aggregate of 115,100 shares of Series A common stock to Prudential Financial Inc. (“Prudential”), at an exercise price of $12.50 per share. Prudential is one of the largest U.S. insurance companies with net earnings of $1.7 billion for the nine months ended September 30, 2004. The options issued by the Company to Prudential are immediately exercisable. The Company granted these options to Prudential without registration under the Securities Act in reliance on the exemption from registration provided pursuant to Section 4(2) of the Securities Act and Regulation S promulgated under the Securities Act. Prudential represented and warranted to the Company that it is an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act. Prudential also represented and warranted to the Company that it is a sophisticated investor with such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of acquiring the options and purchasing shares of Series A common stock upon exercise of the options, and that it is able to bear the economic risk of making such investment. In addition, the Company believes that Prudential, as one of the Company’s business process outsourcing clients, has a familiarity with the Company’s business, allowing it to appreciate the risk of holding the Company’s Series A common stock. Furthermore, Prudential conducted customary legal and financial due diligence in connection with the issuance of the options and was afforded the opportunity (i) to ask such questions as it deemed necessary of, and to receive answers from,

ExlService Holdings, Inc.

representatives of the Company concerning the terms and conditions of the offering of the options and (ii) to obtain all such additional information from the Company that it considered necessary in connection with its decision to invest in the Company’s Series A common stock. The Company did not make an offer to any person other than Prudential in connection with the option grant and did not make any public announcement of the transaction. Under these circumstances, the Company believes that the issuance of the options to Prudential is exempt from registration by virtue of Section 4(2).

2.	Supplementally, please tell us what consideration you gave to the potential integration of the issuances of shares and options in connection with the share conversion that will take place immediately prior to the completion of the offering. Please file, or provide us supplementally, with a copy of your Certificate of Incorporation that governs the conversion of the shares and options.

Response to Comment 2

For the reasons set forth below, we are of the opinion that the issuance of the shares of Series A common stock in exchange for all of the shares of Series B common stock (the “share conversion”) and the adjustment of the options to purchase shares of Series B common stock into options to purchase shares of Series A common stock (the “option adjustment”) should not be integrated with the issuance of shares of common stock in the initial public offering of the Company.

1. The Share Conversion

The Company’s amended and restated certificate of incorporation (the “certificate of incorporation”) was adopted on December 13, 2002 and authorizes two series of common stock: (i) the Series A common stock, $.001 par value per share, which is entitled to one vote per share, and (ii) the Series B common stock, $.001 par value per share, which is non-voting. Having two classes of securities with different voting rights gave the Company the ability to offer and sell interests in the Company to non-director employees of the Company without affecting control over the Company. All shares of Series B common stock are held by employees and members of senior management. No members of the board of directors currently own any shares of Series B common stock. The certificate of incorporation provides that immediately prior to the occurrence of certain specific events, including the consummation of a public offering registered under the Securities Act, all of the outstanding shares of Series B common stock shall automatically be converted, with no further action required by the Company and/or the holders of Series B common stock, into shares of Series A common stock on a one-for-one basis (subject to automatic adjustments).

For your convenience, the Company has supplementally provided the Staff under separate cover letter with a copy of its existing certificate of incorporation.

ExlService Holdings, Inc.

We are of the opinion that the share conversion does not constitute a sale or offer of securities for the following reasons:

(i)	the share conversion will not require any investment decision on the part of the holders of the Company’s Series B common stock;

(ii)	the share conversion will be an automatic event that will be triggered pursuant to the terms of the Company’s certificate of incorporation as a result of the occurrence of the Company’s initial public offering;

(iii)	the share conversion will be at a pre-established exchange ratio of one-for-one as set forth in the Company’s certificate of incorporation;

(iv)	the share conversion will not require any stockholder vote, consent or action; and

(v)	the share conversion is not subject to any conditions that are within the control of the holders of the Company’s Series B common stock.

Based upon relevant Staff interpretations in the context of private placements of convertible securities and warrants and Staff positions relating to the registration of mandatory convertible securities and the underlying securities, the sale of Series A common stock occurred at the time that each holder acquired its interest in the Series B common stock and not at the time that the Series B common stock automatically converts (see Stanley Keller, Current Issues in Private Placements: The Metaphysics of Integration of Private and Public Offerings, § III.B.1). It was at that time that each holder considered the merits and risks of acquiring its interest in the Series B common stock (including the fact that the Series B common stock would be automatically converted into shares of Series A common stock upon the occurrence of certain specific events) and made its investment decision. Accordingly, the integration analysis should be based on the status of the sales of the Series B common stock at that time.

The Company issued an aggregate of 444,538 shares of Series B common stock on June 25, 2003 to 21 managers, assistant vice presidents and members of senior management and 20,000 shares of Series B common stock to one member of senior management on June 4, 2004 without registration under the Securities Act in reliance on the exemption from registration provided pursuant to Section 4(2) of the Securities Act and Regulation S promulgated under the Securities Act. Each of these persons had a familiarity with the Company’s business and could therefore appreciate the risk of holding the Company’s Series B common stock. Each also had access to all information from the Company that he or she considered necessary in connection with the private placement. All remaining 64,119 of the 528,657 outstanding shares of Series B common stock at December 31, 2004 were issued upon exercise of the options described in response to Comment 1 above.

ExlService Holdings, Inc.

Rule 152 under the Securities Act provides that transactions not involving any public offering at the time of the transactions will be deemed “transactions by an issuer not involving any public offering” for purposes of Section 4(2) of the Securities Act even where subsequently the issuer decides to make a public offering and/or files a registration statement. In its no-action letter in Black Box Incorporated (available June 26, 1990) and in subsequent letters, the Staff made clear that Rule 152 applies if the private placement is completed before the registration statement for the public offering is filed and that private placements completed before the filing should not be integrated with such public offering.

The Company believes therefore that the share conversion should not be integrated with the Company’s initial public offering pursuant to Rule 152 under the Securities Act and the Staff’s interpretation of that Rule because (i) the shares of Series B common stock were issued and sold in private placements that were completed before the filing of the registration statement, (ii) the holders of Series B common stock will not be required to make any investment decision in relation to the share conversion and (iii) the consummation of the share conversion immediately prior to the consummation of the Company’s initial public offering will be subject only to conditions outside the holders’ control.

2. The Option Adjustment.

The Company’s Plans provide for the adjustment of the options granted under the Plans as to number, price or kind or as otherwise is determined to be equitable at the sole discretion of the Company’s board of directors or compensation committee in the event of changes in the outstanding stock or in the capital structure of the Company by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalization, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of the options (see Section 9 of the Company’s 2003 Stock Option Plan and Section 10 of the 2003 India Employee Stock Option Plan). In connection with the share conversion, the Company’s board of directors will adjust the options to purchase shares of Series B common stock so that they become options to purchase shares of Series A common stock on the same basis as the share conversion.

ExlService Holdings, Inc.

No change in the economic terms of the options will occur as a result of the option adjustment; the exercise price and the number of shares issuable upon the exercise of the options will remain the same. The holders of options to purchase Series B common stock (none of whom are directors of the Company) will not be taking any action, making any investment decision or providing any consideration in connection with the option adjustment. Therefore, there is no sale or offer of securities involved in the option adjustment. We note that in the context of public mergers and acquisitions, companies generally adjust their outstanding options pursuant to their stock option plans but do not register this adjustment because no offer or sale was made. We believe that the option adjustment has a similar result.

In addition, as noted above, it is at the time of the original issuance of the options that the analysis must be made. As described above in response to Comment 1, the options granted by the Company under its Plans in 2003 and 2004 were originally granted without registration under the Securities Act in reliance on the exemption from registration provided pursuant to Rule 701 under the Securities Act. Rule 701(f) provides that offers and sales exempt under Rule 701 are deemed to be part of a single, discrete offering and are not subject to integration with any other offers or sales, including offers or sales registered under the Securities Act.

Accordingly, the Company believes that the option adjustment should not be integrated with the Company’s initial public offering.

The Company intends to file a registration statement on Form S-8 under the Securities Act to register those shares of Series A common stock reserved for issuance or sale under the Plans and certain shares held for resale by existing stockholders that were previously issued under the Plans.

The Company has supplementally provided the Staff under separate cover letter with a copy of its 2003 Stock Option Plan and its 2003 India Employee Stock Option Plan in response to Comment 1.

Cover Page

3.	Confirm that you will not circulate a preliminary prospectus until such time as you include an estimated price range and fill in blanks throughout the filing. We may have further comments when your filing includes complete disclosure.

Response to Comment 3

The Company confirms that it will not circulate a preliminary prospectus until such time as it includes an estimated price range and fills in blanks throughout the Prospectus.

ExlService Holdings, Inc.

Outside Back Cover Page

4.	We note the text under the “Industry and Market Data” heading. You may not disclaim responsibility for information contained in your prospectus. If you intend to use the data throughout your prospectus, you should delete the disclaimer. In addition, supplementally provide supporting material, including the report from the Gartner Group, for any data used, marking the relevant sections for our review. Note also that if such information was prepared for the company in connection with the proposed offering, you must file a consent from the provider for the use of its name and the information attributed to it.

Response to Comment 4

The Company has revised the Prospectus as requested. See page i of the Prospectus.

The Company has supplementally provided the Staff under separate cover letter with copies of all supporting materials cited in its Amendment No. 1, including the report from Gartner Inc., and has highlighted or otherwise indicated the portions of those materials that support its disclosure. In addition, the Company confirms that none of the information contained in the supporting materials was commissioned by or prepared for the Company.

Summary

General

5.	Revise your summary to provide a brief overview of your offering, and a more succinct description of your business, which is more completely discussed in the business section of your document.

Response to Comment 5

The Company has revised the summary as requested. See pages 1 through 6 of the Prospectus.

6.	In a table or other similar readily identifiable manner, state the percentage of shares that will be held by the executive officers, directors, and/or affiliate stockholders after this offering.

Response to Comment 6

The Company has revised the summary as requested. See page 5 of the Prospectus.

7.	Eliminate or reduce the use of acronyms like BPO, BFSI, and CAGR in the summary and forepart of the filing; and revise the disclosure so that

ExlService Holdings, Inc.

when they are used, their meaning is clear and their use enhances investor understanding. See updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 1, 3 and 5.

Response to Comment 7

The Company has revised the summary and forepart of the Prospectus as requested.

8.	Please limit the use of defined terms and industry jargon in the forepart of the filing so that it is clear to investors who may not be familiar with your industry. See Rule 421(b). We note the last sentence of the second paragraph under the “Our Business” heading and the following non-exhaustive list of industry terms throughout the summary:

•	value-added

•	business process outsourcing

•	domain expertise

•	global delivery model

•	broad-based expertise

•	integrated front-middle and back-office process outsourcing solutions

•	migration

•	end-to-end outsourcing reconciliation

•	integrated global delivery platforms

•	scaleable infrastructure

•	six Sigma methodology

•	Kaizen initiatives

•	offshore delivery capabilities

Response to Comment 8

The Company has revised the summary and forepart of the Prospectus as requested.

ExlService Holdings, Inc.

9.	Some of your risk factors are too general and could apply to any issuer or offering. For example, the risks described under the general caption, “Risks Related to India and the International Nature of our Business” beginning on page 14, should be revised to Disclose how each risk has specifically impacted your operations to date. For example:

•	Has your business suffered any disruptions from the economic, political, social, and military uncertainties described on page 15?

•	Have you suffered any disruptions on your operations or any decrease in client confidence in your business as a result of any terrorist activities in India to date (page 15)?

•	Have your employees had difficulty obtaining entry visas in recent times (page l6)?

Response to Comment 9

The Company has revised the risk factor disclosure as requested. See pages 10 through 21 of the Prospectus.

Our Business, page 1

10.	Provide supplemental support for your statements of leadership here and throughout your document, marking the relevant portions of any material provided for our review.

Response to Comment 10

The Company has supplementally provided the Staff under separate cover letter with copies of source information for all statements of leadership in Amendment No. 1, and has highlighted or otherwise indicated the portions of those materials that support its disclosure.

11.	In the first paragraph, provide greater disclosure regarding when the majority of your long term business contracts are set to expire, including the portion of your revenues tied to contracts that are set to expire during the next twelve months.

Response to Comment 11

The Company has revised the Prospectus as requested. See page 1 of the Prospectus. None of the Company’s client agreements is scheduled to expire during the next twelve months.

ExlService Holdings, Inc.

12.	If you choose to highlight your increase in revenues in the opening paragraph, please also disclose that, prior to the current period, you have experienced net losses.

Response to Comment 12

The Company has revised the Prospectus as requested. See page 1 of the Prospectus.

13.	In the second paragraph, explain the significance of the “140 processes” (which we assume are types of jobs within an organization/business). For example, of the “140 processes” you have transferred to your operations centers, how many of them were transferred on behalf of the same client? You should revise to discuss the number in context so that investors can understand how it relates to your business success/failure.

Response to Comment 13

The Company has revised the Prospectus as requested. See page 1 of the Prospectus.

14.	Clarify whether the increase in the number of employees mentioned in the third paragraph includes employees from India and disclose the relative number of those Indian employees. Also, balance the disclosure by stating, if true, that some of the increase in employee numbers is a function of the high turnover rate you experience as described on page 11.

Response to Comment 14

The Company has revised the Prospectus as requested. See page 1 of the Prospectus. The Company has clarified that the number of employees represent the total number of employees of the Company as of the specified dates. Therefore these numbers are not related to the Company’s turnover rate.

15.	We note the last sentence in paragraph three. Revise to describe the significance of these awards to your business, and provide copies of the certificates for our review.

Response to Comment 15

The Company has revised the Prospectus as requested. See page 1 of the Prospectus. The Company has supplementally provided the Staff under separate cover letter with copies of these certificates.

EXL’s Competitive Strengths, page 2

16.	If you choose to discuss your strengths in the summary, balance that disclosure by briefly discussing your competitive weaknesses. For

ExlService Holdings, Inc.

example, when discussing experience with banking, financial services, and insurance, clarify that you rely on a few industries; and when discussing long-term client relationships, clarify that you depend primarily on two clients.

Response to Comment 16

The Company has revised the Prospectus as requested. See page 3 of the Prospectus.

17.	We note your statement here and throughout the prospectus that you have relatively predictable and recurring revenues as a result of the long-term contracts you have entered into with your clients. We further note your disclosure on page 26 of the prospectus that contracts representing a majority of your revenues are terminable at will by the client, with or without cause. This would appear to greatly impact the predictability and recurring nature of your revenues. In light of this, please revise to clearly indicate that, even though you have long-term contracts, a majority of them may be terminated for any reason at any time by the client.

Response to Comment 17

The Company has revised the Prospectus as requested. See pages 2 and 3 of the Prospectus.

18.	Please refrain from making statements that cannot be easily proved such as a reference to your “reputation for superior service.”

Response to Comment 18

The Company has supplementally provided the Staff under separate cover letter with copies of supporting materials and has highlighted or otherwise indicated the portions of those materials that support its disclosure. The Company confirms that none of the information contained in the supporting materials was commissioned by or prepared for the Company.

Information About the Company, page 3

19.	In future amendments please use a more recent date to determine the exchange rate between U.S. dollars and Indian rupees.

Response to Comment 19

The Company has revised the Prospectus as requested. See page 4 of the Prospectus.

ExlService Holdings, Inc.

Share Conversion, page 4

20.	When known, please disclose the number of common stock outstanding after the share conversion and the number of shares issuable upon exercise of the options to purchase Class A shares. Disclose also the number of freely tradable shares after the offering, including the number of shares subject to registration rights upon commencement of this offering.

Response to Comment 20

The Company has inserted a placeholder in the Prospectus for this information. When the information becomes available, the Company will update the Prospectus as requested. See page 4 of the Prospectus.

Summary Consolidated Financial and Other Data, page 8

21.	The usefulness of EBITDA adjusted for non-recurring items to derive Adjusted EBITDA is not evident. Please expand your disclosure to demonstrate the usefulness of adjusting EBITDA for goodwill impairment and extraordinary items. Refer to Questions 8, 9 and 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“FAQ”). In addition, please revise your disclosure to characterize the measure as something other than EBITDA as discussed in Question 14 of the FAQ.

Response to Comment 21

The Company has revised the Prospectus as requested. See page 9 of the Prospectus. The Company supplementally advises the Staff that the Company recorded $46,008,087 in goodwill related to the 2001 Conseco acquisition. During the period from January 1, 2002 to November 14, 2002, the Company experienced a significant decline in revenue from Conseco and determined that projections with respect to revenue and cash flows made at the time of the Conseco acquisition could not be sustained. Accordingly, the Company made an assessment that the entire goodwill balance was impaired and recorded the impairment charge.

The acquisition by the Company of all of the outstanding capital stock of Exl Inc. on November 14, 2002 resulted in the fair value of the net assets acquired exceeding the cost. In accordance with SFAS No. 141, the Company allocated the excess of fair value over cost to the non-current assets acquired. Such allocation resulted in a reduction of the carrying value of fixed assets to zero, and the Company recognized the remaining excess of the fair value of the net assets acquired over cost of $5,027,452 as an extraordinary gain.

In accordance with item 10(e)(ii)(B) of Regulation S-K, the Company does not believe these charges are recurring in nature as it did not incur similar charges in

ExlService Holdings, Inc.

the preceding two years prior to incurring these charges and has not incurred similar charges since then. The Company also does not expect these charges to recur within the next two years. In addition, these charges are non-cash charges which do not require cash settlement.

Risk Factors — Beginning on Page 9

General

22.	We refer to the introductory paragraph on page 9 where you indicate that you may face other risks or uncertainties which may adversely affect your business. You must disclose all risks that you believe are material at this time. Please delete language related to other risks or unknown risks from your disclosure.

Response to Comment 22

The Company has revised the Prospectus as requested. See page 10 of the Prospectus.

23.	Please add a risk factor discussing the high regulatory nature of your business as described on page 55, and discuss the risks associated with failing to adhere to the regulations, or failing to obtain or renew any required licenses.

Response to Comment 23

The Company has revised the Prospectus as requested. See page 16 of the Prospectus.

24.	Please add a risk factor describing an investor’s ability to bring an original action in India to enforce liabilities based upon the U.S. federal securities laws against you, your operating subsidiaries in India, and the executive officers that reside there. Discuss also the limitations in effecting service of process as described on page 89.

Response to Comment 24

The Company has revised the Prospectus as requested. See page 19 of the Prospectus.

25.	Add a risk factor disclosing the number of potentially free trading shares resulting from the registration rights agreement you describe on page 73 and 74 and the impact those free trading shares would have on the value of your stock.

ExlService Holdings, Inc.

Response to Comment 25

The Company has revised the existing risk factor disclosure on page 20 of the Prospectus as requested.

26.	Consider adding a risk factor discussing the increase in costs of becoming a public company and complying with requirements under the Sarbanes-Oxley Act.

Response to Comment 26

The Company has revised the Prospectus as requested. See page 17 of the Prospectus.

Risks Related to Our Business

We have a limited independent operating history ... page 9

27.	Quantify the portion of your revenues derived from Conseco in recent periods, for example, since November 2002.

Response to Comment 27

The Company has revised the Prospectus as requested. See page 11 of the Prospectus.

We have a limited number of clients ... Page 9

28.	State the total percentage of revenues derived from the two major clients in the heading of this risk factor.

Response to Comment 28

The Company has revised the Prospectus as requested. See page 10 of the Prospectus.

29.	Disclose the termination dates for your contracts with Norwich and Dell and briefly explain their rights to terminate the contracts.

Response to Comment 29

The Company has revised the Prospectus as requested. See page 10 of the Prospectus.

30.	State that Norwich is a United Kingdom based company.

ExlService Holdings, Inc.

Response to Comment 30

The Company has revised the Prospectus as requested. See page 10 of the Prospectus.

We have a long selling cycle ... page 10

31.	It appears that the discussion in the first and second paragraph represents a separate risk factor from that discussed in the third paragraph. Consider separating these two risk factors. In the selling cycle discussion, disclose your success rate with closing a sale of your services to potential clients given that you have only two major customers.

Response to Comment 31

With respect to the first point, the Company has revised the Prospectus as requested. See page 11 of the Prospectus. The Company supplementally advises the Staff that its success rate for closing sales of its services depends on many factors and is therefore impossible to quantify meaningfully. The process of bidding for and closing sales is subject to many variables and, accordingly, is not predictable. In particular, the Company believes that its success in attracting new clients depends to a large extent on its ability to increase the volume of services it provides to existing clients. Furthermore, the Company’s historical success rate is not reflective of its current or future success rate because of the fact that the Company has been developing third-party clients only for the last two to three years. The Company believes therefore that the only meaningful indication of the Company’s selling cycle success is the number of new clients the Company has acquired. The Company has revised the Prospectus to disclose that in 2004, it added four new business process outsourcing clients and nine new advisory services clients. See page 11 of the Prospectus.

Our operating results may experience significant variability ... page 10

32.	Discuss the extent to which the factors listed in this risk factor have impacted your operations in the past.

Response to Comment 32

The Company has revised the Prospectus as requested. See page 11 of the Prospectus.

Our inability to effectively manage ... page 11

33.	Discuss more specifically the impact of the rapid pace of your growth on your business to date. For example, disclose any disruptions to your business caused by recruiting, training, and retaining so many employees in the span of four years.

ExlService Holdings, Inc.

Response to Comment 33

The Company supplementally advises the Staff that it has not experienced any disruptions to its business caused by recruiting, training and retaining employees. However, the Company confirms that the recruiting, training and retaining of employees affects the Company’s cost of revenues. The Company has revised the Prospectus to disclose that such costs impact its cost of revenues. See page 12 of the Prospectus.

34.	Disclose the destination of the facility you plan to invest in outside of India. We note also your belief that the new facility will provide higher value to your customers through “risk diversification.” Discuss more specifically what “risks” need to be diversified and how opening a new facility will address that goal. Also, how are you “committed” to opening the new facility? Have you entered into a lease or a contractual agreement? If so, any such commitment should be discussed more fully in the business or MD&A section of your prospectus.

Response to Comment 34

The Company has revised the Prospectus as requested. See page 12 of the Prospectus. The Company is contractually committed to one of its clients to establish and maintain a viable offshore business process outsourcing operation outside of India that is able to provide the services currently being performed for that client in India by September 2005. The Company is actively looking at a few select locations for its offshore operation but has not yet entered into any lease or other contractual agreement with respect to any location. The Company will update its disclosure in the Prospectus as and when its plans for this facility develop.

We may fail to attract and retain ... page 11

35.	Quantify the impact of the high turnover rate on your operations in recent periods. For example, disclose the cost of revenues for recent periods.

Response to Comment 35

The Company has revised the Prospectus as requested. See page 13 of the Prospectus.

36.	How has the high turnover rate impacted your ability to service your current clients and obtain new clients? We note that you have serviced few clients since the company was founded.

Response to Comment 36

The Company supplementally advises the Staff that high employee turnover rates have not impacted its ability to service its current clients or obtain new clients. The Company has been able to factor in the effects of its high turnover rate in its

ExlService Holdings, Inc.

business planning and, accordingly, has not experienced a reduced ability to service clients due to turnover. In addition, high turnover rates are typical in the business process outsourcing industry in India and do not impact the Company’s ability to obtain new clients. The Company has serviced few clients since it was founded in part because, as is customary in the industry, the Company has focused its efforts on increasing the scale of services it provides to a few large clients, as opposed to providing services to many smaller clients.

Wage increases in India ... page 11

37.	Discuss the basis for your belief that wages in India are increasing at a faster pace than those in the United States. For example, are wages in India increasing as a result of recent legislation, or other political factors? If so, disclose. Also, discuss the impact of the declining U.S. dollar on U.S. wages as compared to Indian wages.

Response to Comment 37

The Company has revised the Prospectus as requested. See page 13 of the Prospectus.

The BPO Industry may not develop in ways that we ... page 12

38.	Clarify whether your discussion on restricting federally funded US private companies from outsourcing jobs is based on currently proposed legislation, or just a matter of concern more generally. In that regard, do your clients rely on federal and state contracts for their operations?

Response to Comment 38

The Company has revised the Prospectus as requested. See page 14 of the Prospectus.

We face significant competition ... page 13

39.	Revise the heading of this risk factor to identify the sources of your competition specifically rather than stating that they originate from a “variety of sources.” Also, it should be clear in the heading that your major source of competition derives from your own clients who can perform their own jobs in-house or make their own arrangements to outsource jobs abroad. We note, for example, the agreement you have with Norwich that allows for Norwich to assume operations in Pune.

Response to Comment 39

The Company has revised the Prospectus as requested. See page 15 of the Prospectus.

ExlService Holdings, Inc.

Our client contracts contain certain termination and other provisions ... page 13

40.	Revise to discuss the specific termination provisions that apply to your major clients such as Norwich Union and Dell. For example, what are the terms under which those clients can terminate your agreement with cause versus without cause? Also, define “little advance notice” (six months?). In this risk factor you should also quantify the revenues derived from those clients that materially contribute to your revenue so that investors can better evaluate the risk of loss of those clients.

Response to Comment 40

The Company has revised the Prospectus as requested. See page 15 of the Prospectus.

41.	Clarify also that certain of your contracts with your major clients can be terminated without cause after the initial termination date as described on page 51, and disclose the initial termination dates.

Response to Comment 41

The Company has revised the Prospectus as requested. See page 15 of the Prospectus.

42.	Please limit the use of cross-references here and in the risk factor section in general and revise to include the information necessary to convey the material risk. For example, disclose the effective date of the Pune and Noida agreements and the three and five year term minimums. Discuss also the Pune Agreement non-competition clause mentioned on page 75.

Response to Comment 42

The Company has revised the Prospectus as requested. See pages 15 and 16 of the Prospectus.

Oak Hill Capital Partners, FTVentures, certain of their respective affiliates page l4

43.	Disclose the amount and percentage of shares that each of the persons/entities named in this risk factor hold after the offering.

Response to Comment 43

The Company has revised the Prospectus as requested. See page 16 of the Prospectus.

44.	Please describe the affiliation, if any, among the entities listed under this risk factor. For example, would the entities be considered a “group” that would have the ability to exercise control over matters that come to a

ExlService Holdings, Inc.

vote? In addition, to the extent that the aggregate ownership percentage exceeds 50 percent following the offering, please revise the risk factor heading and discussion to clarify that they would be able to “control” most matters that come before the board, not merely “exercise significant influence” over them.

Response to Comment 44

There are no affiliations between the persons and entities listed in this risk factor that are not already described in this risk factor. Based on representations made to the Company, the Company believes that these persons and entities should not be considered as part of a group that would be able to exercise control over matters coming up for a vote. Each of them will be acting independently with respect to its own investment and there will be no written or oral agreement among them upon consummation of this offering to act in concert or take common action with respect to the Company’s common stock. Because of the significance of their respective holdings, however, each may individually exercise significant influence over the Company.

We may not succeed in identifying suitable acquisitions ... page 14

45.	Supplementally advise us whether you have identified an acquisition target and/or are in discussions regarding an acquisition. We note on page 11 your statement that you are committed to investing in an operations center outside of India. We may have further comment.

Response to Comment 45

The Company confirms that it has not yet identified an acquisition target and is not currently in discussions regarding any acquisition.

The Company is contractually committed to one of its clients to establish and maintain by September 2005 a viable offshore business process outsourcing operation outside of India that is capable of providing the services currently being performed for that client in India. The Company is actively looking at a few select locations for this offshore operation but has not yet entered into any lease or other contractual agreement with respect to any location. The Company could acquire an existing business process outsourcing operation in satisfaction of its commitment although it has not identified any such acquisition target. The Company will update its disclosure in the Prospectus as and when its plans for this facility develop.

Substantial future sales of shares of our common stock ... page 17

46.	Disclose any conditions under which the parties may waive the lock-up provisions. We note on page 86 that Citigroup and Goldman Sachs may release any of the securities subject to the lock-up agreements at any time without notice in their sole discretion.

ExlService Holdings, Inc.

Response to Comment 46

Citigroup Global Markets Inc. and Goldman, Sachs & Co. have informed the Company that they have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up will be considered on a case-by-case basis. Citigroup Global Markets Inc. and Goldman, Sachs & Co. have advised the Company that factors considered in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of the Company’s common stock, historical trading volumes of the Company’s common stock and whether the person seeking the release is an officer, director or affiliate of the Company. There are, however, no specific conditions or events that would require the underwriters to waive the lock-up.

Delaware law and our amended and restated ... page 17

47.	Briefly describe the provisions that could delay or prevent a change in control rather than to provide a cross-reference in this risk factor.

Response to Comment 47

The Company has revised the Prospectus as requested. See page 21 of the Prospectus.

Use of Proceeds ... page 19

48.	Disclose the amount of accrued dividends in the first bullet point and the amount of accrued interest in the second bullet point as of September 30, 2004.

Response to Comment 48

The Company has revised the Prospectus as requested. See page 23 of the Prospectus.

49.	Please revise this section to provide investors with more details regarding your intended uses for the majority of the net proceeds to be received in this offering. Specifically, we note your plans for hiring up to an additional 350 employees, opening a new facility in India and investing in an operations facility outside of India during 2005. Based on your existing cash position, it appears that proceeds may be used for some or all of these specific purposes. Please revise or advise.

Response to Comment 49

The Company is currently unable to determine how it will spend any of the offering proceeds other than as already disclosed in the Prospectus. The hiring of 350

ExlService Holdings, Inc.

additional employees and the expansion of the Company’s facility in India have been or will be financed with available cash and the Company does not currently intend to use any proceeds from this offering to that effect. In addition, as indicated in response to comment 45 above, the Company has not yet identified a site for its foreign operations center and has not yet finalized any budget or financing options for this facility at this time. Accordingly, the Company’s anticipated uses for the proceeds from this offering are currently as described in the Prospectus.

Selected Consolidated Financial Data, page 23

50.	Please provide this tabular financial information in a left to right format beginning with the most recent fiscal period for consistency with the audited financial statements included in this registration statement. Refer to SAB Topic 11:E.

Response to Comment 50

The Company has revised the Prospectus as requested. See pages 26 through 28 of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 29

51.	Please include a discussion of your accounting policy as it relates to your pension plan liability. Specifically, explain your assumptions in calculating the liability for each period and methodology for determining those assumptions. In addition, please provide readers with a quantitative analysis of the impact those assumptions have on your earnings and financial condition. Please supplementally provide us with your basis for the discount rate and rate of compensation increase assumptions for the year ended December 31, 2003.

Response to Comment 51

The Company has revised the Prospectus as requested. See page 35 of the Prospectus. The Company supplementally advises the Staff that its discount rate reflects yields on high-quality fixed income investments and bonds issued by the Government of India having a maturity period equal to the weighted-average expected service span of the employees. The Company derives its rate of compensation increases based on weighted-average rates of historical compensation increases and future projections that includes increase in compensation to the existing employees as well as assumptions concerning staff turnover rates.

ExlService Holdings, Inc.

Results of Operations, page 31

52.	Please include a disclosure of the primary reasons for the increase in the income tax provision between the combined year ended December 31, 2002 and the year ended December 31, 2003, as well as the reasons for the effective tax rate of approximately 262% for the year ended December 31, 2003.

Response to Comment 52

The Company has revised the Prospectus as requested. See page 39 of the Prospectus.

53.	For purposes of clarity, please consider including a discussion of the results of operations of the Company, its predecessor and pre-predecessor for only the following periods:

a.	Nine-months ended September 30, 2004 compared to the nine-months ended September 30, 2003

b.	Year ended December 31, 2003 compared to the combined year ended December 31, 2002

c.	Combined year Ended December 3l, 2002 compared to the combined nine-month period ended December 31, 2001.

Response to Comment 53

The Company has revised the Prospectus as requested. See pages 36 through 40 of the Prospectus.

54.	We note that the portion and amount of your revenues relating to new clients decreased significantly during the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003. Please discuss the reasons for this and consider whether this represents a trend in your results of operations.

Response to Comment 54

The Company has revised the Prospectus as requested. See page 37 of the Prospectus.

Liquidity—Beginning on page 36

55.

Please revise your disclosure to specifically explain what “improvements in working capital management” were made in 2003. In addition, please further explain all underlying drivers contributing to changes in working capital and in cash flows from operations for each period. Finally, note

ExlService Holdings, Inc.

that changes in non-cash items, such as depreciation and amortization should have no impact on any changes in cash flows. Refer to SEC Release 33-8350 for additional guidance.

Response to Comment 55

The Company has revised the Prospectus as requested. See page 40 of the Prospectus.

56.	Discuss liquidity on a long-term (greater than 12 months) basis. Also, in the fourth paragraph on page 37 tell us how you expect to incur $12 million in capital expenditure in 2005 to open two new facilities (Noida, India and another facility “outside of India”) when you incurred $10 million in the nine-months ended September 2004 to open only one new facility. Disclose the location of the facility you intend to open outside of India.

Response to Comment 56

The Company has revised the Prospectus as requested. See page 40 of the Prospectus. As indicated in response to comment 45 above, the Company has not yet identified a site for its new facility outside of India. The Company confirms that it expects to incur approximately $11 million to $13 million to open the two new facilities in 2005. The Company expects that each of these new facilities will have a capacity of approximately 500 seats and will therefore be significantly smaller than the $10 million facility opened in 2004, which had a capacity of 1,400 seats and, accordingly, will cost less to open than the facility opened in 2004.

57.	Does your liquidity analysis include the anticipated expenditure for your compliance with Sarbanes-Oxley given your status as a future public company?

Response to Comment 57

The Company supplementally advises the Staff that its liquidity analysis includes the anticipated expenditure for its compliance with Sarbanes-Oxley. The Company anticipates expenditure in 2005 of approximately $1 million for compliance with Sarbanes-Oxley.

Contractual Obligations, page 38

58.	Please expand your disclosure with respect to the incentives received by EXL India, including the amounts and when the incentives are set to expire.

ExlService Holdings, Inc.

Response to Comment 58

The Company has revised the Prospectus as requested. See page 42 of the Prospectus.

Board Structure and Compensations—Beginning on page 59

59.	Clarify whether the public offering is conditioned on your amending and restating your by-laws to implement the board structure you have identified here. If not, consider adding a risk factor that alerts investors to the impact on your company if the board structure you have proposed is not implemented.

Response to Comment 59

The Company has been advised by the holders of a majority of its shares of voting stock that the Company’s by-laws will be amended and restated as a condition to the offering. The Company has revised the Prospectus as requested. See page 62 of the Prospectus.

Employment Agreements, page 62

60.	We note that Messrs. Talwar and Kapoor are each eligible for annual bonuses of up to $100,000; however, it appears that each was paid a bonus of $237,500 during 2003. Please advise as to whether a portion of this bonus relates to the initial bonus each received upon entering into the employment agreements in 2002. If not, please explain why the bonuses exceeded the amounts included in the employment agreements.

Response to Comment 60

The Company had incorrectly reflected bonus payments made to Messrs. Talwar and Kapoor in 2003. The Company has revised the Prospectus to reflect the corrected information. See page 64 of the Prospectus. Messrs. Talwar and Kapoor were each paid bonuses of $175,000 in 2003. While their employment agreements provide for a contractual bonus of $100,000, the Company’s board of directors agreed to grant Messrs. Talwar and Kapoor additional bonuses in 2003 and 2004 as a result of exceptional performance by the Company in 2003 and 2004.

Principal Stockholders—Beginning on page 72

61.	Clarify in simple terms what you mean by “gross up.” Also, disclose whether the termination of the agreement between Mr. Talwar and TCV is conditioned on completion of the public offering. In addition, please provide greater disclosure as to what you mean by “approval rights and additional equity sales” as referenced in the last sentence under this heading. Finally, please file the agreement as an exhibit to the registration statement.

ExlService Holdings, Inc.

Response to Comment 61

The Company has revised the Prospectus as requested. See page 75 of the Prospectus.

Messrs. Talwar and Kapoor executed a stock purchase agreement with TCV to which the Company is not a party. In connection with this transaction, the Company also executed a separate agreement with TCV which it will file as Exhibit 10.24 to the Registration Statement. Because the Company is not a party to the agreement between Messrs. Talwar and Kapoor and TCV, and is not bound by such agreement, the Company is not required to file such agreement.

Termination of Stockholder’s Agreement

62.	Expand to briefly describe the terms of the Stockholder’s Agreement and how termination of that agreement upon consummation of the offering will impact other shareholders. How many shares does the agreement involve? Clarify whether the termination of the agreement is conditioned on the public offering going forward and add any risk factors highlighting the impact on shareholders in any event.

Response to Comment 62

The Company has revised the Prospectus as requested. See page 76 of the Prospectus. The Company believes that the termination of this agreement will facilitate the consummation of this offering and will have no adverse effect on the purchasers of the Company’s common stock in the initial public offering.

Management Arrangement, page 77

63.	Please describe the nature of the services performed by Oak Hill and FTVentures under this agreement.

Response to Comment 63

The Company has revised the Prospectus as requested. See page 80 of the Prospectus.

Other Related Party Transactions—Page 77

64.	Tell us why you have not disclosed the relationships between Steven Gruber, Bradford Bernstein, and certain of your beneficial holders/affiliates.

ExlService Holdings, Inc.

Response to Comment 64

The Company has revised the Prospectus as requested. See page 76 of the Prospectus.

Underwriting—Beginning on Page 86

65.	We note your disclosure on page 87 that an unspecified number of shares have been reserved for sale to directors, officers, or employees, or persons “who are otherwise associated with you” at the discretion of your management. Please revise to further describe the persons “who are otherwise associated with you” that may participate in the directed share program. Further, please revise the cover page to disclose the number of shares reserved and the summary to describe the directed share program. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD’s rules relating to “hot” IPOs, if applicable, Please also supplementally provide us with copies of all materials to be used in connection with the directed share program. We may have further comment.

Response to Comment 65

The Company has revised the Prospectus as requested to disclose directed share program information on the cover page and in the summary. See the cover page and page 6 of the Prospectus. Citigroup Global Markets Inc. (the “Directed Share Program Administrator”) will be administering the directed share program. The materials that the Company has supplementally provided to the Staff under separate cover (other than the Conflict Clearance Letter) represent the Directed Share Program Administrator’s form of directed share program materials that have previously been reviewed by Kristina S. Wyatt, Special Counsel in the Office of Chief Counsel of the Staff.

Please note that senior executives of the Company are preparing a list of directors, executive officers, employees, clients, prospective clients and friends and family of these persons whom the Company would like to invite to participate in the directed share program.

ExlService Holdings, Inc.

Representatives of the Company and the underwriters have agreed to reserve for the directed share program up to 5% of the amount of common shares to be sold in the proposed offering at the initial public offering price. The Company and the Directed Share Program Administrator believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. Although the Company has not determined the final number of persons it would like to invite to participate in the directed share program, the Company currently expects to invite all of its officers and directors and certain employees, and certain of their respective friends and family members, and certain of its clients and prospective clients. The Company intends to distribute the directed share program materials to potential purchasers after the preliminary prospectus is printed.

The Company and the Directed Share Program Administrator will work together to operate the directed share program. The Company will allocate shares to investors, and the Directed Share Program Administrator will handle the mechanics of distributing the shares.

The Directed Share Program Administrator and the Company will employ the following procedures in making the offering under the directed share program:

•	The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.

•	If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of the Directed Share Program Administrator will be at the Company’s executive offices on specified dates to accept such delivery) the Indication of Interest Form, the IPO Questionnaire (which requests from participants who are not employees of the Company information needed to comply with the Voluntary Initiative and NASD Rule 2790), the New Account Information Form (if the person does not already have an account with the Directed Share Program Administrator), the Form W-9 and, where appropriate, the Conflict Clearance Letter so that they are received by the Directed Share Program Administrator on a specified date.

•	When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. The Directed Share Program Administrator will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.

ExlService Holdings, Inc.

•	The Directed Share Program Administrator will send a copy of the final prospectus and a written confirmation of the offer and sale to each person who, when the offering was priced, confirmed his or her intention to purchase.

•	Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by the Directed Share Program Administrator by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If the Directed Share Program Administrator does not receive the potential purchaser’s payment by the settlement date then the Directed Share Program Administrator will notify the Company of the same and the Directed Share Program Administrator will then sell such shares into the open market.

•	The Company also intends to allow participants based in the United States to participate through a website maintained by the Directed Share Program Administrator. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus, the IPO Questionnaire, the New Account Information Form, the Form W-9 and the Conflict Clearance Letter. Participants may also use the website to complete the IPO Questionnaire, to place an IOI and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who previously submitted an IOI by the IOI deadline.

The Company and the Directed Share Program Administrator currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

•	a cover letter to potential purchasers from the Directed Share Program Administrator;

•	a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

•	an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

ExlService Holdings, Inc.

•	an IPO Questionnaire to be completed, signed and returned to the Directed Share Program Administrator by the potential purchaser, which will be used to help the Directed Share Program Administrator determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

•	a New Account Form to be completed by the potential purchaser in order to allow the Directed Share Program Administrator to open an account for the potential purchaser (a potential purchaser must have a Directed Share Program Administrator account in order to participate in the directed share program);

•	a Form W-9 to be completed, signed and returned to the Directed Share Program Administrator by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide the Directed Share Program Administrator with the potential purchaser’s taxpayer identification and certification;

•	a Conflict Clearance Letter, which must be completed for any participant that works for a company that conducts business with or seeks to conduct business with the Company. The Conflict Clearance Letter is completed by an officer of the employer and confirms that an individual’s participation in the directed share program does not violate any policies of his employer; and

•	a copy of the preliminary prospectus.

The Company has supplementally provided under separate cover a form of each of these documents, other than the preliminary prospectus.

The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

As described in the directed share program materials attached to this letter, the Company and the Directed Share Program Administrator will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:

•	ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134;

•	requiring each directed share program participant to acknowledge, by signing the Indication of Interest Form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the

ExlService Holdings, Inc.

purchase price can be received by the Directed Share Program Administrator until the Registration Statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the registration statement;

•	providing that a potential purchaser’s submission of a completed Indication of Interest Form involves no obligation or commitment of any kind, and by completing the Indication of Interest Form, the person is not binding himself or herself to purchase any shares; and

•	if the potential purchaser confirms his or her intention to purchase, sending the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

66.	We note your discussion regarding the marketing of this offering online on page 88. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available over the Internet or will engage in the electronic offer, sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members. We may have further comment.

Response to Comment 66

Citigroup Global Markets Inc. has informed the Company that it intends to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering. Citigroup Global Markets Inc. intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup Global Markets Inc. does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes.

More specifically, Citigroup Global Markets Inc. has advised the Company that it currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus

ExlService Holdings, Inc.

distributed in connection with any required re-circulation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup Global Markets Inc. has informed the Company that it does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that is not otherwise (1) subject to a re-circulation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

Citigroup Global Markets Inc. has advised the Company that its use of the i-Deal system in the manner described above was approved by Kristina S. Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004.

In addition, Citigroup Global Markets Inc. has advised the Company that it may send PDFs of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

The Company has been informed by Goldman, Sachs & Co., Merrill Lynch & Co. and Thomas Weisel Partners LLC that they or their affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed and approved by the Division’s Office of Chief Counsel of the Staff.

Citigroup Global Markets Inc. and Goldman, Sachs & Co. have advised the Company that none of the agreements either Citigroup Global Markets Inc. or Goldman, Sachs & Co. has with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. Citigroup Global Markets Inc. and Goldman, Sachs & Co. have also advised the Company that they do not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective. Consistent with this procedure, the Company included disclosure in the Prospectus about the possibility that a prospectus in electronic format may be made available either on the websites of one or more of the underwriters or in another manner. See page 92 of the Prospectus.

The Company has been advised by the joint lead managers that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees may choose to decline to participate in the syndicate based on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, Citigroup Global Markets Inc. and Goldman, Sachs & Co. know only who has been

ExlService Holdings, Inc.

invited to join the syndicate, but neither the final composition of the syndicate nor the allocation of the shares. Therefore, Citigroup Global Markets Inc. and Goldman, Sachs & Co. have advised the Company that they will not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

To address the Staff’s concerns, Citigroup Global Markets Inc. and/or Goldman, Sachs & Co. will include in a communication to the syndicate the following:

“The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of shares of the common stock of ExlService Holdings, Inc. unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission.”

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the SEC’s releases and no-action letters on Internet distributions, and given the representations that will be received by Citigroup Global Markets Inc. and Goldman, Sachs & Co. that syndicate members will so comply, there would not appear to be a regulatory need for Citigroup Global Markets Inc. and Goldman, Sachs & Co. to be responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and, by analogy, it would seem inappropriate and unnecessary for the joint lead managers to attempt to regulate their online distribution activities.

67.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.

Response to Comment 67

Neither the Company nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described in the response to Comment 66 regarding Citigroup Global Markets Inc.’s use of i-Deal, and (ii) in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While Citigroup Global Markets Inc. and

ExlService Holdings, Inc.

Goldman, Sachs & Co. have advised the Company that they have contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The Company has been informed that the primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. The Company has further been informed that as part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the website. In its agreement with Citigroup Global Markets Inc. and Goldman, Sachs & Co., Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter (available September 8, 1997), and subsequent no-action letters from the Commission with respect to virtual roadshows. Citigroup Global Markets Inc. and Goldman, Sachs & Co. have advised the Company that they have previously provided to the Staff copies of their agreement with Net Roadshow, Inc.

Enforceability of Judgments, page 89

68.	We note your statement regarding advice you have received from Indian counsel and the fact that Indian counsel is named in the “Legal Matters” section of the prospectus. Please tell us why you have not included a consent from Indian counsel regarding this advice.

Response to Comment 68

The Company will file a consent from Indian counsel as Exhibit 23.3 to the Registration Statement.

Notes to Consolidated Financial Statements, December 31, 2003

Note 1 — Organization, Basis of Presentation and Business Combinations

Acquisition by Conseco on July 31, 2001, page F-9

69.	Please disclose how Conseco’s acquisition of Exl Inc. created a new basis of accounting for Exl Inc. Refer to SAB Topic 5.J.

Response to Comment 69

The Company has revised the Prospectus as requested. See page F-9 of the Prospectus.

Acquisition by Exl Holdings on November 14, 2002, page F-9

70.	Please disclose in further detail the nature and business reasons for the purchase transaction between the Company and Conseco and how the Company was able to purchase Exl Inc. for a purchase price ($1) considerably below the fair value of the net assets acquired.

ExlService Holdings, Inc.

Response to Comment 70

The Company supplementally advises the Staff that the consideration provided by the Company for Exl Inc. was determined by arm’s-length negotiations between unaffiliated parties, and the Company believes that the consideration, which included substantial financial commitments to the business in addition to the purchase price, represented fair value for Exl Inc. on the date of acquisition.

Based on information available to the Company, in early 2002, Conseco commenced an extensive search to find a buyer for Exl Inc. or pursue a strategic business combination involving Exl Inc. Nineteen prospective buyers were contacted. Initially, four non-binding offers were received for Exl Inc. Ultimately, three prospective buyers withdrew their offers and only the investor group made an offer to purchase Exl Inc. that was accepted by Conseco’s board of directors. At the time of the sale, Conseco was the largest customer of Exl Inc. (representing over 95% of revenues), and it had advised potential buyers that it planned to terminate its relationship with Exl Inc. within a short period. This created significant uncertainty about Exl Inc.’s future business prospects. Conseco also considered liquidating Exl Inc. and examined the costs of liquidation and the operational risks involved with a liquidation, including the loss of its sole outsourcing vendor. Following this review, Conseco sold Exl Inc.

71.	Please explain to us your purchase price conclusions with respect to Conseco’s waiver of $11,000,000 in advances to Exl Inc., as well as the capital contribution of $1,000,000, and whether these amounts were factored into your purchase price calculation.

Response to Comment 71

The Company supplementally advises the Staff that Conseco’s waiver of $11 million in advances to EXL Inc., as well as the contribution of $1 million were transactions carried out between Conseco and EXL Inc. prior to the Company’s purchase of all of the outstanding capital stock of EXL Inc. and its wholly-owned subsidiary, EXL India. They were recorded as capital contributions prior to the purchase from Conseco.

72.	Please explain in further detail the types of costs included in the $1,446,179 in costs capitalized as part of the November 14, 2002 acquisition, as well as your capitalization conclusions, and refer to paragraph 24 of SFAS No. 141.

Response to Comment 72

The Company has revised the Prospectus as requested. See page F-10 of the Prospectus.

ExlService Holdings, Inc.

Note 2 — Summary Significant Accounting Policies

Revenue Recognition, page F-11

73.	We note your disclosure here that you derive revenues from not only business process outsourcing (BPO) but also from voice and Internet services. Please disclose in further detail the nature of the voice and Internet services you provide, whether the voice and Internet services comprise a significant portion of your total revenues and how you determined these services did not represent a separate reportable segment as outlined under SFAS No. 131.

Response to Comment 73

The Company has revised the Prospectus as requested. See page F-12 of the Prospectus. The Company supplementally advises the Staff that it derives revenues from business process outsourcing, which includes, among other things, services provided through the mediums of voice and Internet. Voice and Internet are not a service segment, per se, but a means of communication and delivery for providing services. As a result, no discrete financial information is available for revenues transacted through voice and Internet. The Company’s chief operating decision-maker does not review operating results broken down by operations carried out through these communication channels.

74.	Please tell us how you have applied the provision of EITF 99-19 with respect to your “gross” presentation of revenues and expenses associated with your BPO services provided to customers in the context of the “Indicators of gross revenue reporting” outlined in paragraphs 7 through 14.

Response to Comment 74

Set forth below is the Company’s response to Comment 74:

The Company reports its revenues on a gross basis in accordance with paragraphs 7 through 14 of EITF 99-19.

The Company is the primary obligor in the arrangement: The Company is responsible for providing outsourcing services to its clients. The Company and its employees provide services and are responsible for the quality of those services. All of the Company’s agreements with its clients contain client acceptance provisions for the services that it is required to render. The Company retains all of the risks and rewards as a principal in these transactions and is the primary obligor in these arrangements.

The Company has general inventory risk (before a customer order is placed or upon a customer return): The Company’s inventory is essentially its employees. The Company must maintain the requisite level of employees to service its clients. The Company bears the risk of understaffing or overstaffing client engagements and/or projects. The employees are compensated without regard to the volume of transactions they process or the acceptance of their work by the Company’s clients.

ExlService Holdings, Inc.

The Company has latitude in establishing price: The Company has latitude in establishing prices with its clients for services. The pricing terms for each contract are negotiated at the outset of entering into an agreement. The Company would not enter into an agreement if it did not believe it to be economically viable and in its best interests.

The Company changes the product or performs part of the service: The Company performs all services required by its clients. It is responsible for hiring employees to deliver the services, training them and managing them on a day-to-day basis. The Company has complete discretion in improving a process, provided that the ultimate delivery of its service is not adversely impacted and is acceptable to its clients. In fact, many of its agreements contain incentives or requirements for attaining efficiencies in service delivery.

The Company has discretion in supplier selection: The Company has complete discretion in selecting the suppliers that it uses in delivering services to its clients. Such suppliers include telecommunication companies, Internet service providers and software/hardware vendors.

The Company is involved in the determination of product or service specifications: The Company, along with its clients, determines the nature, type, characteristics, or specifications of the services to be provided at the beginning of the contractual term. Once service specifications have been defined and agreed to with the client, the Company is then responsible for delivering services in accordance with the agreed-upon specifications.

The Company has physical loss inventory risk (after customer order or during shipping): Not applicable.

The Company has credit risk: The Company assumes the credit risk for amounts billed to clients. The Company is responsible for collecting amounts billed from its clients and for paying its employees who provided those services regardless of whether or not the client has paid the amounts billed.

Note 3 — Restatement, page F-16

75.	Please revise your disclosure to identify the related party, explain the nature of the professional fee and explain why the fee was renegotiated. Please tell us how you evaluated APB 20 in concluding that the renegotiated fee should be restatement of expense. In addition, please tell us how you considered footnote 1 of APB 26.

ExlService Holdings, Inc.

Response to Comment 75

The Company has revised the Prospectus as requested. See page F-16 of the Prospectus. The Company supplementally advises the Staff that the restatement was a correction of an error in previously issued financial statements as defined in Paragraph 13 of APB 20. This was an oversight on the Company’s part based on facts that existed at the time the financial statements were prepared, and not an extinguishment of a liability as defined by APB 26.

Note 7 — Capital Structure

76.	Please disclose in further detail the mandatory redemption events that can cause the holders of the Company’s preferred stock to be able to redeem and why these mandatory redemption events did not cause the preferred stock to be classified as a liability in accordance with paragraphs 9 and 10 of SFAS No. 150.

Response to Comment 76

The Company has revised the Prospectus as requested. See page F-18 of the Prospectus.

Note 8 — Employee Benefit Plans, page F-18

77.	Please disclose the amount of contributions the Company has made to the Government Provident Fund for each period. In addition, please clarify if assets held by the Government Provident Fund are reported on the Company’s balance sheet.

Response to Comment 77

The Company has revised the Prospectus as requested. See page F-20 of the Prospectus.

Note 11 — Stock Based Compensation

Pre-predecessor Stock Option

78.	Please confirm that the number of shares and the weighted-average exercise prices appearing in this table are properly stated.

Response to Comment 78

The Company supplementally confirms to the Staff that the weighted-average exercise prices and the number of shares appearing in the referenced table are properly stated. Such amounts have been adjusted to give effect to the February 2002 reverse stock split pursuant to which one equity share was issued for every 119,379 shares of EXL Inc. shares held on that date.

ExlService Holdings, Inc.

79.	Please supplementally explain your basis for reversing the unamortized deferred compensation related to Conseco stock options to additional paid-in capital. Tell us how you considered Issue 44 of EITF 00-23 and cite any other accounting literature you applied.

Response to Comment 79

Set forth below is the Company’s response to Comment 79:

On July 31, 2001, Conseco acquired all of the outstanding common shares of Exl Inc. In connection with this acquisition, each of Exl Inc.’s stock options that were outstanding at July 31, 2001 pursuant to its 2000 Stock Option Plan was converted into an option to purchase a number of shares of Conseco common stock as determined in the Agreement and Plan of Merger by multiplying (i) the number of shares of common stock subject to Exl Inc.’s options immediately prior to July 31, 2001 by (ii) the exchange ratio.

In accordance with FIN 44, vested stock options issued by Conseco in exchange for outstanding awards held by employees of Exl Inc. were considered to be part of the purchase price paid by Conseco. Accordingly, the fair value of Conseco’s awards totaling approximately $3.3 million was included as part of the purchase price.

For unvested stock options granted by Conseco in exchange for outstanding awards held by employees of Exl Inc. where service was required subsequent to the consummation of the acquisition in order to vest in the replacement awards, a portion of the intrinsic value of the unvested awards was allocated to unearned/deferred compensation and recognized as compensation expense over the remaining future vesting period. The amount allocated to deferred compensation, totaled approximately $1 million. Through November 14, 2002, the Company recorded compensation expense of $358,110 related to these awards. The unamortized deferred compensation balance was approximately $657,000 at November 14, 2002.

On November 14, 2002, the Company purchased all of the outstanding capital stock of Exl Inc. from Conseco. The Company was under no legal obligation to assume any of the previously issued stock option awards and decided not to acquire them or exchange them as part of the acquisition. As a result of the acquisition, the previously issued stock option awards expired prior to exercise, as the option holders were no longer employees of Conseco. These options were no longer outstanding after the acquisition. As a result, the unamortized deferred compensation was reversed to additional paid-in capital.

The options granted by the Company in 2003 were in the normal course of business and were accounted for as new option grants in accordance with APB Opinion 25. The options granted to employees under the 2003 Stock Option Plan are not considered as replacement options awards as discussed in FIN 44. The 2003 option grants (i) were granted to employees regardless of the number of stock options they

ExlService Holdings, Inc.

previously had (i.e., no exchange ratio), (ii) were also granted to employees who joined the Company subsequent to November 14, 2002 and (iii) were first granted on April 21, 2003 after the Company had adopted the 2003 Stock Option Plan.

Notes to Consolidated Financial Statements: September 30, 2004

Note 3 — Stock Based Compensation

Stock Option Plan

80.	For each stock option grant within the most recent 12 months, please revise to disclose the number of options granted, the exercise price, the fair value of the common stock, and the intrinsic value per option, and the methodology used to determine the fair value and whether that valuation was contemporaneous or retrospective.

Response to Comment 80

The Company has revised the Prospectus as requested. See page F-32 of the Prospectus.

Client Options

81.	We note that in July 2004 you issued options for 115,100 shares of Class A common stock with an exercise price of $12.50 to a significant client and fair valued those options, using Black Scholes, at $1,792,000 or approximately $15.56 per share. However, we also note that you also issued 526,316 shares of Class A common stock at the same time (July 2004) for approximately $23.75 per share. As such, please explain the assumptions used when calculating the fair value of the options issued.

Response to Comment 81

The Company has revised the Prospectus as requested. See pages F-33 through F-34 of the Prospectus.

Part II

Exhibits

82.	Please provide us with copies of the exhibits, including your underwriting agreement, legal and tax opinions, or drafts of such opinions, that you intend to file with the Form S-1. We may have further comment upon our review of these documents.

ExlService Holdings, Inc.

Response to Comment 82

The Company has filed all exhibits that are available at this time, and will file the remainder of its exhibits with subsequent amendments to the registration statement. As requested, the Company has supplementally provided the Staff under separate cover letter with a draft of the legal opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP. The Company does not believe that the tax disclosures in the Prospectus are material enough to require that a tax legal opinion be provided pursuant to the requirements of Item 601 of Regulation S-K.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3076 or John C. Kennedy at (212) 373-3025.

Sincerely,

/s/ Valérie M. Demont
Valérie M. Demont

cc:	Vikram Talwar, ExlService Holdings, Inc.

Rohit Kapoor, ExlService Holdings, Inc.

Amit Shashank, ExlService Holdings, Inc.

John C. Kennedy, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Janet L. Fisher, Cleary Gottlieb Steen & Hamilton LLP

Vishal Bakshi, Goldman, Sachs & Co.

David Goldstein, Citigroup Global Markets Inc.

Kapil Jain, Ernst & Young, LLP